UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Announces Sale of

Equity Stake in Panamanian Dairy Company Estrella Azul

Mexico City, Mexico – September 30, 2020 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL; NYSE: KOF) announces today that its Joint Venture with The Coca-Cola Company (Compañía Panameña de Bebidas, S.A.P.I. de C.V.) has successfully sold 100% of its equity stake in Estrella Azul, a dairy company in Panama, to Panama Dairy Ventures, Ltd, which is part of a food and beverage multinational company based in Central America with ample experience in the dairy industry.

This decision is consistent with Coca-Cola FEMSA’s strategy of selective portfolio diversification and disciplined capital allocation.

About Coca-Cola FEMSA

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL, NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 261 million. With over 80 thousand employees, the company markets and sells approximately 3.4 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. KOF undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

For additional information, please contact the Investor Relations team:

  Jorge Collazo | jorge.collazo@kof.com.mx
  Lorena Martin | lorena.martinl@kof.com.mx
  Bryan Carlson | bryan.carlson@kof.com.mx
  Maite Vilchis | maite.vilchis@kof.com.mx

September 30, 2020	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: September 30, 2020